March 19 , 2012

Via electronic mail and Edgar

Chris Windsor

Kate McHale

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	LendingClub Corporation

File No. 333-151827

Dear Mr. Windsor:

On behalf of LendingClub Corporation, a Delaware corporation (“Lending Club” or “Company”), we are providing the following responses to the comment letter dated February 3, 2012 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Lending Club. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

Comments to Supplemental Response for Registration Statement on Form S-1

General

1. We have reviewed your responses but are unable to clear certain comments until you file your amended registration statement with revised disclosure. Please refrain from responding to comments that request disclosure changes without providing the staff with an amended registration statement including those changes.

We have filed amendment No. 1 incorporating all proposed responses.

About the Fund and Trust, page 84

2. We note your response to our former comment 16; however, it is unclear from your response whether you intend to disclose this information in your S-1. Please include the changes in your next amendment or provide us with your analysis clarifying why you do not believe that the information is necessary.

We have disclosed the proposed responses regarding the trust, its holdings and the allocation of loans in our Amendment No. 1

Comments Relating to Supplemental Response in Connection with Post-Effective Amendment No. 11 to Form S-1.

General

3. We note your response letter dated July 14, 2010 where, in response to the staff’s concerns, you agreed to revise your marketing materials to be consistent with the disclosure in your prospectus. Subsequently, as noted in our September 27, 2011 comment letter, the staff found instances where advertisements and your own landing page had not been revised to reflect these changes. Currently, there is an advertisement on the TurboTax website which reads:

Invest Your Refund - 9.6%*

Net Annualized Returns - Low Volatility - Monthly Cash Flow

Notes offered by Prospectus filed with the SEC

Net Annualized Return as of 8/9/11.

The staff recommends that LendingClub review its marketing materials extensively and revise any statements that are inconsistent with the disclosure it has made in filings with the SEC.

The Company will continue to audit our advertisements to ensure that they are in conformity with our SEC filings. Unfortunately with regards to the advertisement noted above, Turbo Tax (who hosted the ad in question) was unwilling or unable to remove the language noted when requested. The Company has since discussed this matter internally and with Turbo Tax, who is now cognizant of the issues at hand. Following this discussion, the ad in question was removed and replaced.

4. We note your twitter post on January 12, 2012 that you have investment options for international investors. Please tell the staff what those options are.

The only current option for international investors is to speak directly with the LendingClub investor services team who can assist them in establishing an account on the platform. As our on-line system was not initially built to handle international address, the account information and formation must be done over the phone.

Social Media

5. The Staff is unable to agree with the analysis you have presented in connection with our former comment 2 relating to social media. Although you state that your posts are directed at borrowers, many of your posts appear to be directed at lenders. Revise your analysis provided in response to prior comment 2 to address how you concluded that the use of social media to promote your products, which primarily are registered securities, is permissible. We note that the Commission clearly indicated that the release of business information as part of a marketing effort to securities purchasers is outside of the safe harbor. Please refer to Release 33-8591. Based upon your response, please revise your analysis regarding the status of tweets as free writing prospectuses and the disclosure obligations that accompany the release of these statements.

As discussed with the Staff, we have placed a hypertext link on our Facebook and Twitter page and have placed a similar link to our prospectus in the body of each “tweet.” Given the simultaneous delivery of a prospectus with each posting or “tweet” by the Company the information attributable to the Company would fall outside of the definition of a “free writing prospectus” under Rule 405.

6. Please provide the staff with your analysis as to whether LendingClub is responsible for any information, including any false or misleading statements, that they publish on their social media accounts, including information that is retweeted from other sources.

The Staff’s Release No. 34-42728 has established guidelines for assessing whether an issuer’s hyper-linking to third party information could expose the issuer to liability under either the “entanglement” or “adoption” theory.

Entanglement

In regards to “entanglement” the release notes that liability would “…depend upon an issuer’s level of pre-publication involvement in the preparation of the information.” In regards to this theory, the Company does not participate in any pre-publication review of articles that are posted/tweeted and as such believes that it is not responsible for the information in these pieces under the entanglement theory.

Adoption

Under the adoption theory, liability depends on whether, after its publication, the issuer either expressly or impliedly endorsed or approved the hyperlinked information. Release No. 34-42728 considers three factors as relevant in deciding if an issuer has adopted information from a third-party. These elements are:

1.	context of the link;
2.	risk of confusion; and
3.	presentation of the linked information.

Context

In looking at the context of the linked information, the guidance suggests that issuers look at what the issuer says about the hyperlink or what is implied by the context in which the issuer places the link.

The links being posted by the Company are not incorporated into a Company document or statement or on the Company’s website. These postings are made on a separate web page and are stand-alone, self-contained postings regarding information of general information regarding general matters of finance that the Company believes may be of interest to the readers of the page in question (Facebook or Twitter).

Risk of Confusion

The release notes the presentation of the hyperlinked information may result in confusion of who is actually making the statement and thus confuse the reader into believing that the third-party statement is actually adopted by the issuer. Each hyperlink on the Company’s social media sites takes the reader off of the social media page and to the originally presenting website, which opens in a new tab in the reader’s browser. In order to get back to the original social media page, the reader must close out of the tab and move back the tab containing the Company’s social media site, further clarifying the distinction and differentiation between the Company and the linked article. Finally, no article is “framed” or “in-lined” by or with the Company’s website or social media page, further clarifying that the article and information therein is not a statement of the Company.

Presentation

Regarding the presentation of the hyperlink itself, the release notes that highlighting, directing or otherwise encouraging a reader to a specific hyperlink could result in the adoption of the information underlying the hyperlink. All hyperlinks presented by the Company on the Company’s social media pages are presented in the same format, font size etc. No link is highlighted or set apart in a manner that could reasonably expect a reader to be drawn to that link versus other links on the sites. Moreover, in presenting hyperlinks to articles, it is the Company’s policy to summarize the title of the article in the posting only. For example, the link posted to the Company’s Facebook page on March 12, 2012 regarding IRAs: “IRAs Get Sexier” by the Wall Street Journal was accompanied by the following text provided by the Company “Oh my! IRAs Get Sexier.” An additional post titled: “Personal loans on the rise, but are they right for you?” was presented by the Company with the exact title as the lead-in.

While the above factors do not constitute a “bright line” test and, no single factor, standing alone, either would or would not dictate the outcome of the analysis, the Company believes that given the context of the hyperlinks (separate, stand alone posts on a separate, discrete social media page), the clear differentiation of presentation as articles are not in-lined or framed on the Company’s website or social media site but are opened on a separate web tab to the publisher’s site, and that the presentation of hyperlinks is consistent across all posts, it has not expressly or impliedly endorsed or approved the hyperlinked information and that no reasonable investor would assume that the content was adopted by the Company.

Based upon the foregoing, the Company does not believe that it is responsible for the information presented in the hyperlinked posts under either of the above theories.

Portfolio Tool

7. We note your response to our former comments 3 and 4. Please clarify how you will inform investors of the mechanism you describe. In addition, please tell us whether there will be any limit to the degrees from the “fulcrum loan” and whether, given limited inventory, it would be possible for an investor to end up with only loans containing more risk than their fulcrum loan. For example, if an investor chooses a B1 fulcrum loan and there are no A loans available, would the investor be allocated all notes to the right of B1 (ie. B2-G). If true, please tell the staff how you intend to make this clear to investors when they are participating in the selection process.

As discussed with the Staff:

•	the user will establish the degrees from the fulcrum loan by affirmatively selecting the range of notes in which the investor is interested,

•	if lower risk loans are not available, then the tool will not allow purchases of higher risk loans.

We would propose the following disclosure on the page related to the portfolio tool:

The portfolio builder is a tool to help you search for loans that you may be interested in. Loans are selected on a first-in-first-out (FIFO) basis. Once the available loans for the sub-grade initially chosen are selected, the tool will then alternate selecting loans one sub-grade lower and then one sub-grade higher than the initial sub-grade, stepping farther out as needed, based given inventory constraints, in order to accommodate the amount of capital and the per loan amount you have indicated. Given constraints of inventory and capital the loan output presented to you may differ from your requested search and you are encouraged to review the loan listing in full prior to executing any order.

8. Revise your discussion to describe what the Company’s current purchasing process is, as referenced in your response to our former comment 4. Please clarify whether the investor is ever presented with the overall list of loans that the system has helped them select as part of the loan selection tool. If the investor is never presented this information, and does not have the option of eliminating loans that they may not want to purchase, please advise the staff how you intend to register the securities issued by the portfolio plans as new securities.

The investor is presented with a complete list of loans that are derived from the portfolio tool and also with a pie chart that shows the allocation (by grade not sub-grade) of the loans that have been filtered into the list. At any point prior to execution of the order, the investor may remove a loan completely, change the amount of capital dedicated to a loan, add a different loan or filter or start a new search.

PRIME account

9. The staff is unable to agree with your analysis with regard to the PRIME account, as set forth in former comments 5 and 6. Because investors are given a target rate of return and presented with individual loans only after their money has been invested, the actual investment decision occurs at the time the account is set-up and they choose the rate of return category. The investor chooses the product and LendingClub chooses the individual notes that make up that product. This product appears to be a separate security with different characteristics from the individual notes described in your prospectus. Please provide further analysis to support your position that the products offered by your PRIME account are not separate securities or include them in a registration statement.

The Company would propose revising Prime to operate as follows:

1.	an investors can establish a range of loan grades and filters as set forth in the revised portfolio builder and the investor services representative will execute the order as directed by the investor, or

2.	similar to the revised portfolio builder, an investor would have the opportunity to select allocations by grade (i.e. 25% A, 25% B, 25%, C 25%, 25% D or 100% A) along with capital to be invested, other filters (DTI, State etc) and per loan levels and then have a tool select, on a FIFO basis, the loans that meet the investor’s established criteria starting with the highest (i.e. best grade) to the lowest grade selected sequentially until the money is allocated or the percentage allocation is satisfied, at which point that grade would drop out and the tool would continue to select grades on the established criteria. For example, if an investor had selected grades A-D and $100 per note, the tool would select the oldest A grade then B, then C and then D, placing $100 into the note and then start again at A grade with the next oldest note, and so forth.

The Company believes that as all notes are being selected based upon the ranges and other criteria established by the investor and that the notes are selected on a FIFO basis that this service does not result in the creation of a separate security needing a separate registration.

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jason Altieri

Jason Altieri

General Counsel

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